

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 1, 2012

<u>Via E-Mail</u>
Paul Heney
Chief Executive Officer
Rainchief Energy Inc.
Suite 1500, 885 West Georgia Street
Vancouver, British Columbia
Canada V6C 3E8

> **Re:** **Rainchief Energy Inc.**
> **Amendment No. 1 to Form 20-F for Fiscal Year Ended**
> **December 31, 2011**
> **Filed May 24, 2012**
> **File No. 000-52145**

Dear Mr. Heney:

We have reviewed your amended filing and have the following comments.

Please response to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Form 20-F/A for the Fiscal Year Ended December 31, 2011</u>

1. We reviewed your response to our prior comment 4, noting you have removed your presentation of 2009 IFRS financial statements. Please amend your filing to remove related 2009 IFRS data from Item 3A. Selected Financial Data, Item 5. Operating and Financial Review and any other section in your amended Form 20-F as applicable.

You may contact Blaise Rhodes at (202) 551-3774 or Brian Bhandari at (202) 551-3390 if you have questions.

Sincerely,

/s/ Brian K. Bhandari for

Tia Jenkins
Senior Assistant Chief Accountant